UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GENCOR INDUSTRIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368678108
(CUSIP Number)

Steven Morse, Esq. Morse & Morse, PLLC 1400 Old Country Road, Suite 302 Westbury, NY 11590 (516) 487-1446
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherry Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	.

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,805,663

	8.	Shared Voting Power 9,036
	9.	Sole Dispositive Power 1,805,663
	10.	Shared Dispositive Power 9,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,814,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /x/

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) IN

*Excludes shares owned by her children.

Item 1.

Security and Issuer

Common Stock

Gencor Industries, Inc., 5201 North Orange Blossom Trail, Orlando, FL 32810

Item 2.

Identity and Background

(a) Names of Persons Filing:

Sherry Houtkin

(b) Address:

3900 Island Blvd, Penthouse 4, Aventura, FL  33160

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Sherry Houtkin: Homemaker, 3900 Island Blvd, Penthouse 4, Aventura, FL  33160

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding:

N/A Not applicable.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:

N/A Not applicable.

(f) Citizenship:

United States

Item 3.

Source and Amount of Funds or Other Consideration

Sherry Houtkin acquired beneficial ownership of 1,249,328 shares of the issuer as a result of Mr. Houtkin’s death in July, 2008.  Mrs. Houtkin used personal funds to make the other acquisitions she has made since she and Harvey Houtkin filed a Joint Schedule 13D August10, 2005.  Personal funds were used by Harvey Houtkin for purchases he made prior to his death, both for his own account and for the account of his son, Stuart Houtkin.

Item 4.

Purpose of Transaction

As noted above in Item 3, Sherry Houtkin acquired beneficial ownership of 1,249,328 shares of the issuer as a result of Mr. Houtkin’s death in July, 2008.  The other acquisitions Mrs. Houtkin has made since she and Harvey Houtkin filed a Joint Schedule 13D (August10, 2005) were made for investment purposes.  Purchases made by Harvey Houtkin and for the account of his son, Stuart Houtkin, prior to his death (and since August 10, 2005  were made for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Mrs. Houtkin may purchase additional shares of Common Stock of the Issuer and, alternatively, may sell all or a portion of the shares held by her in the open market or in privately negotiated transactions to one or more financial or strategic purchasers, but has no present plans to do so.

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:

None

(c)

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries:

None

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None

(e)

Any material change in the present capitalization or dividend policy of the issuer:

None

(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None

(g)

Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

None

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

None

(j)

Any action similar to any of those enumerated above:

None

Item 5.

Interest in Securities of the Issuer

(a)

Amount of Common Stock beneficially owned by Sherry Houtkin at the close of business on December 1, 2011:   1,814,699

Percent of Class:  22.7% (Based upon 8,008,832 shares of Common Stock outstanding in Gencor’s Form 10-Q for the quarter ended June 30, 2011.)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Sherry Houtkin:

(b)	Sole power to vote or direct the voting	1,805,663

	Shared power to vote or direct the voting	9,036

	Shared with Brad Houtkin (Mrs. Houtkin’s son ), in his capacity as Co-Trustee of Airmont Trust

	Sole power to dispose or to direct the disposition of	1,805,663

	Shared power to dispose or to direct the disposition of	9,036

	Shared with Brad Houtkin (Mrs. Houtkin’s son ), as Co-Trustees of the Airmont Trust

Mr. Houtkin is President of Arbor EnTech Corp, a corporation seeking potential acquisitions, having an address of 7100 Island Boulevard, Slip #21, Aventura FL 33160.  Mr. Houtkin is also COO of Houtkin Consulting, Inc., a real estate investment firm, also with an address of 7100 Island Boulevard, Slip #21, Aventura,  FL 33160.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph

On December 1, 2001, Mrs. Houtkin gifted 256,000 shares to her children.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included..

Sherry Houtkin and Brad Houtkin are Co-Trustees of the Airmont Trust, which is the record owner of 9,036 shares of the issuer’s common stock.

Item 7.

Material to Be Filed as Exhibits

99.1

Joint Filing Agreement dated February 4, 2009 (previously filed.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sherry Houtkin

Sherry Houtkin

December 8, 2011